Room 4561
Via fax (508) 435-7954

February 12, 2008

Joseph M. Tucci
Chairman, President and CEO
EMC Corporation
176 South Street
Hopkinton, MA 01748

> **Re:** **EMC Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed February 27, 2007**
> **File no. 1-09853**

Dear Mr. Tucci:

We have reviewed your response letter dated January 8, 2008 and have the following comment. Please note that we have limited our review to the matters addressed in the comment below. Unless otherwise noted where prior comments are referred to they refer to our letter dated November 21, 2007. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Note A: Summary of Significant Accounting Policies

Revenue Recognition, page 45

1. We note your response to the Staff's oral comments issued on December 4, 2007 as an addendum to prior comment 1 in the Staff's letter dated November 21, 2007 where you indicate that the Company has considered the VSOE of PCS for your back-up software product to be a "validation" of your estimate of fair value for

the storage-related software maintenance. We note that the Company was able to further support your argument for fiscal 2006 by providing a comparison of the VSOE rates used for both products within your Information Storage Segment. Please provide a similar analysis that supports the storage-related VSOE rates used for the four quarters and calendar year 2007. In addition, we note that the pricing for back-up software maintenance differed from storage-related software maintenance in fiscal 2004 and 2005 and accordingly, you were unable to provide a similar analysis of rates for these periods. Based on your methodology for establishing VSOE of PCS for your storage-related software, as previously described in your various response letters, and considering you were unable to "validate" the VSOE rates used for this product by comparison to the VSOE rates established for your back-up software maintenance, the Staff continues to believe that you did not adequately establish VSOE of PCS for your storage-related software during fiscal 2004 and 2005. Therefore, please tell us why you believe the financial statements for these periods do not need to be restated and provide your analysis under SAB 99 to support your conclusions.

* * * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481 or me at (202) 551-3730 if you have questions regarding this comment.

Sincerely,

Kathleen Collins
Accounting Branch Chief